Exhibit 12.2

United States Steel Corporation

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

	Year Ended December 31,
(Dollars in Millions)	2009		2008	2007	2006	2005

Portion of rentals representing interest	$26		$33	$32	$44	$45
Capitalized interest	15		14	7	3	12
Other interest and fixed charges	170		179	135	123	87

Total fixed charges (A)	$211		$226	$174	$170	$144

Earnings-pretax income with applicable adjustments (B)	$(1,592)		$3,203	$1,305	$1,884	$1,467

Ratio of (B) to (A)	(a	)	14.17	7.50	11.08	10.19

(a)	Earnings did not cover fixed charges by $1,803 million.